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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Primco Management Inc.
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(Name of Issuer)

Common Stock, par value $0.00001 per share
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(Title of Class of Securities)

74164Q307
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(CUSIP Number)

June 22, 2015
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     o  Rule 13d-1(b)

     x  Rule 13d-1(c)

     o  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  	74164Q307



*1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	SFH CAPITAL, LLC
	46-3418015

*2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)

	(a)   o
	(b)   o

*3 SEC USE ONLY



*4 CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

*5 SOLE VOTING POWER

	4,324,473*


*6 SHARED VOTING POWER


*7 SOLE DISPOSITIVE POWER

	4,324,473*


*8 SHARED DISPOSITIVE POWER


*9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  	4,324,473*


*10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

  	o

*11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  	9.99*%

*12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  	CO
**

FOOTNOTES

  	* On the date of the event which requires filing of this Schedule 13G, SFH Capital, LLC had rights to convert into Common Stock of the Issuer the outstanding balance of certain convertible promissory notes dated February 28, 2014, June 27, 2014 and August 5, 2014. The exercise of such rights is subject to a 9.99% cap, which limits the issuance of Common Stock to SFH Capital, LLC. But for the 9.99% cap, the full exercise of such rights would have resulted in SFH Capital, LLC having beneficial ownership of Common stock in excess of the 9.99% cap.


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CUSIP No.  	74164Q307



*1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Christopher Petzel

*2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)

	(a)   o
	(b)   o

*3 SEC USE ONLY



*4 CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:
*5 SOLE VOTING POWER

	4,324,473
*

*6 SHARED VOTING POWER


*7 SOLE DISPOSITIVE POWER

	4,324,473
*

*8 SHARED DISPOSITIVE POWER


*9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,324,473
*

*10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

	o

*11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  	9.99*%

*12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  	IN
**

FOOTNOTES

  	* Reporting person Christopher Petzel is the sole manager and member of reporting person SFH Capital, LLC. On the date of the event which requires filing of this Schedule 13G, SFH Capital, LLC had rights to convert into Common Stock of the Issuer the outstanding balance of certain convertible promissory notes dated February 28, 2014, June 27, 2014 and August 5, 2014. The exercise of such rights is subject to a 9.99% cap, which limits the issuance of Common Stock to SFH Capital, LLC. But for the 9.99% cap, the full exercise of such rights would have resulted in SFH Capital, LLC having beneficial ownership of Common stock in excess of the 9.99% cap.

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Item 1.

(a) Name of Issuer

	Primco Management Inc.

(b) Address of Issuer's Principal Executive Offices

	2211 Elliott Ave., Suite 200
	Seattle, WA 98121


Item 2.

(a) Name of Person Filing

This report is filed by SFH Capital, LLC and Christopher Petzel with respect to the shares of Common Stock, $0.00001 par value per share, of the Issuer that are directly beneficially owned by SFH Capital, LLC and and indirectly beneficially owned by the other reporting and filing person.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting and filing person is:

	8306 Wilshire Boulevard #904
	Beverly Hills, CA 90211

(c) Citizenship

	Delaware

(d) Title of Class of Securities

	Common Stock, par value $0.00001 per share

(e) CUSIP Number

	74164Q307


Item 3.

If this statement is filed pursuant to Par. 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)

o Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

o Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

o Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d)

o Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)

o An investment adviser in accordance with Par. 240.13d-1(b)(1)(ii)(E);

(f)

o An employee benefit plan or endowment fund in accordance with Par. 240.13d-1(b)(1)(ii)(F);

(g)

o A parent holding company or control person in accordance with Par. 240.13d-1(b)(1)(ii)(G);

(h)

o A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

o A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

o A non-U.S. institution in accordance with Par. 240.13d-1(b)(1)(ii)(J).

(k)

o A group, in accordance with Par. 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Par. 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


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Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

	4,324,473*

(b) Percent of class:

	9.99%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

	4,324,473*

(ii) Shared power to vote or to direct the vote:

	0

(iii) Sole power to dispose or to direct the disposition of:

	4,324,473*

(iv) Shared power to dispose or to direct the disposition of:

	0


Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o .

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.

Identification and Classification of Members of the Group

N/A

Item 9.

Notice of Dissolution of Group

N/A


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Item 10.

Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Par. 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  	*SFH CAPITAL, LLC *


Date: June 29, 2015

By:
	/s/  Christopher Petzel
  	  	Name: Christopher Petzel
  	  	Title:  Manager





Date: June 29, 2015

By:
	/s/  Christopher Petzel
  	  	Name: Christopher Petzel

Footnotes:



Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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